

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
Mr. Jack A. Hockema
Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway Suite 200
Foothill Ranch, CA 92610-2831

> **RE:** **Kaiser Aluminum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 0-52105**

Dear Mr. Hockema:

We have reviewed your correspondence filed January 5, 2012 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 4 - Conditional Asset Retirement Obligations, page 79

1. We have read your response to prior comment 2 from our letter dated December 29, 2011. In future filings please provide a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to the following components, whenever there is a significant change in any of these components during the reporting period:
   - Liabilities incurred in the current period
   - Liabilities settled in the current period
   - Accretion expense
   - Revisions in estimated cash flows
   Review ASC 410-20-50-1 for guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief